Exhibit 12

RR Donnelley & Sons Company

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)

	Years ended December 31,
	2012	2011	2010	2009	2008
Earnings (loss) available for fixed charges:
Earnings (loss) from continuing operations before income taxes and noncontrolling interests	$(640.0)	$(237.4)	$323.0	$93.1	$(269.3)
Less: Equity income (loss) of minority-owned companies included in earnings (loss) from continuing operations before income taxes and noncontrolling interests	0.2	(1.1)	(0.2)	0.3	—
Less: Income (loss) attributable to noncontrolling interests	(2.2)	1.5	(4.6)	5.9	6.3
Add: Fixed charges before capitalized interest	314.4	307.4	292.7	305.6	299.0
Add: Amortization of capitalized interest	3.4	3.5	3.8	4.3	5.0

Total earnings (loss) available for fixed charges	$(320.2)	$73.1	$624.3	$396.8	$28.4

Fixed charges:
Interest expense	$267.0	$257.0	$222.6	$234.6	$226.4
Interest portion of rental expense	47.4	50.4	70.1	71.0	72.6

Total fixed charges before capitalized interest	314.4	307.4	292.7	305.6	299.0
Capitalized interest	4.1	2.9	1.9	1.7	2.5

Total fixed charges	$318.5	$310.3	$294.6	$307.3	$301.5

Ratio of earnings (loss) to fixed charges (a)	(1.01)	0.24	2.12	1.29	0.09

(a)	In 2012, 2011 and 2008, earnings (loss) were inadequate to cover fixed charges by $638.7 million, $237.2 million and $273.1 million, respectively, due to certain charges in each year.